[RADIUS BANCORP INC. LETTERHEAD]

November 3, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Clampitt
Erin Purnell

Re:	Radius Bancorp Inc.
Registration Statement on Form S-1, as amended (File No. 333-199014)
Request for Acceleration of Effective Date

Dear Mr. Clampitt:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Radius Bancorp Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act as of 9:30 a.m., New York City time, on November 5, 2014, or as soon thereafter as practicable.

The Company hereby affirms that it is aware of its obligations under the Securities Act. In connection with the foregoing request, the Company further acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Richard A. Schaberg, at (202) 637-5671 and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very Truly Yours,

RADIUS BANCORP INC.

By:	/s/ Michael A. Butler
Name: Michael A. Butler
Title: President and Chief Executive Officer